Exhibit 99.1

BEZEQ GROUP REPORTS
FIRST QUARTER 2012 FINANCIAL RESULTS

Shaul Elovitch, Bezeq Chairman: "We welcome the regulatory changes that are intended to create a level playing field in the communications market, one that will create consumer well-being along with operational efficiency."

Tel Aviv, Israel – May 9, 2012 –Bezeq - The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended March 31, 2012. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group’s first quarter 2012 financial highlights (compared to first quarter 2011):

▪	Revenues: NIS 2.74 billion, a decrease of 5.9%

▪	Operating profit: NIS 850 million, an increase of 27.8%

▪	Net profit attributable to shareholders: NIS 582 million, an increase of 43.0%

▪	Earnings per diluted share: NIS 0.21, an increase of 40.0%

▪	EBITDA: NIS 1.21 billion, an increase of 20.8%

▪	EBITDA margin: 44.1% of revenues, as compared to 34.3%.

▪	Free cash flow*: NIS 585 million, an increase of 26.6%

▪	Net debt-to-EBITDA: 1.37, as compared to 1.00

▪	Capex to sales: 17.0%, as compared to 17.6%

*	Free cash flow is defined as cash flows from operating activities less net payments for investments

Management Review

Shaul Elovitch, Bezeq Chairman, said after publication of the Group's financial statements: “Bezeq's strategy of long-term investments in advanced infrastructure, innovative services and top grade service has proven itself in the first quarter of the year even as the domestic communications market is becoming more and more competitive. This is also a challenging time for the Company as it faces comprehensive regulatory changes in its areas of operation. We welcome the regulatory changes that are intended to create a level playing field in the communications market, one that will create consumer well-being along with operational efficiency."

BEZEQ GROUP REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS    PAGE | 1

Alan Gelman, Chief Financial Officer and Deputy CEO of Bezeq, commented, “Bezeq's diversification and technological and financial strength was reflected in our first quarter results.  Our Fixed Line segment showed top line growth primarily driven by demand for broadband access speed upgrades across our NGN infrastructure and higher transmission and data sales. Fixed Line growth was offset by lower revenues from the Group’s Pelephone mobile segment which was negatively influenced by regulatory changes enacted in 2011 and operates in a highly competitive environment. Group profitability measures including operating profit, net profit, and EBITDA performance all posted double-digit percentage gains year-over-year, benefiting from the absence of an employee retirement provision in the first quarter of 2012. In addition, cash flows during the quarter improved sequentially and year-over-year.

We continue to show impressive financial stability.  Based on our solid first quarter performance we are reiterating Bezeq’s full year 2012 financial guidance whereby we estimate that net profit, EBITDA, and revenues for 2012 will be similar to those of 2011. In addition, we expect free cash flow in 2012 to improve compared to 2011, mainly due to the improvement in working capital and the completion of the NGN project and submarine cable deployment.

We continue to return value to shareholders with the planned NIS 1.574 billion cash distribution to be made on May 21st, 2012. This amount includes a NIS 1.074 billion dividend in accordance with our regular dividend policy in addition to a NIS 500 million repayment of the debt reflecting the third of six equal semi-annual payments as part of the Company’s three year distribution of the capital reduction,” concluded Mr. Gelman.

Bezeq Group Results (Consolidated)

Revenues of the Bezeq Group in the first quarter of 2012 amounted to NIS 2.74 billion compared with NIS 2.91 billion in the corresponding quarter, a decrease of 5.9%. Most of the decrease in the Group's revenues is due to the erosion of revenues from cellular services and from the decrease in revenues from the sale of cellular handsets.

Operating profit of the Group amounted to NIS 850 million in the first quarter of 2012, compared with NIS 665 million in the corresponding quarter, an increase of 27.8%. EBITDA in the first quarter of 2012 amounted to NIS 1.21 billion (EBITDA margin of 44.1%), compared with NIS 1 billion (EBITDA margin of 34.3%) in the corresponding quarter, an increase of 20.8%. Net profit attributable to Bezeq shareholders in the first quarter of 2012 amounted to NIS 582 million compared with NIS 407 million in the corresponding quarter, an increase of 43.0%.

The increase in operating profit, EBITDA and net profit stemmed from a provision of NIS 281.5 million for employee retirement recorded in the first quarter of 2011.

Cash flow from operating activities in the first quarter of 2012 amounted to NIS 998 million compared with NIS 775 million in the corresponding quarter, an increase of 28.8% due to changes in working capital.  Net payments for investments in the first quarter of 2012 amounted to NIS 413 million compared with NIS 313 million in the corresponding quarter, an increase of 31.9%.  As a result of the improved cash flow from operating activities, free cash flow in the first quarter of 2012 amounted to NIS 585 million compared with NIS 462 million in the corresponding quarter, an increase of 26.6%.

BEZEQ GROUP REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS    PAGE | 2

Gross capital expenditures (CAPEX), amounted to NIS 465 million in the first quarter of 2012 compared with NIS 513 million in the corresponding quarter, a decrease of 9.4%. The level of CAPEX was impacted by the progress made in the NGN project.  The Group's capex to consolidated revenues ratio in the first quarter of 2012 was 17.0%, compared with 17.6% in the corresponding quarter.

As of March 31, 2012, the gross financial debt of the Group was NIS 9.42 billion, compared with NIS 5.64 billion as of March 31, 2011. The net financial debt of the Group was NIS 6.65 billion compared with NIS 4.94 billion as of March 31, 2011. At the end of March 2012, the Group's net debt to EBITDA ratio was 1.37, compared with 1.00 at the end of March 2011.

Bezeq Group (consolidated)	Q1 2012	Q1 2011	Change
	(NIS millions)

Revenues	2,740	2,913	(5.9)%
Operating profit	850	665	27.8%
EBITDA	1,208	1,000	20.8%
EBITDA margin	44.1%	34.3%
Net profit attributable to Company shareholders	582	407	43.0%
Diluted EPS (NIS)	0.21	0.15	40.0%
Cash flow from operating activities	998	775	28.8%
Payments for investments, net	413	313	31.9%
Free cash flow 1	585	462	26.6%
Net debt/EBITDA (end of period) 2	1.37	1.00
Net debt/shareholders' equity (end of period)	2.05	1.66

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

BEZEQ GROUP REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS    PAGE | 3

Bezeq Fixed-Line Results

•	Revenues increased 1.8% year-over-year to NIS 1.2 billion in the first quarter of 2012

•	Increase of 56% year-over-year in average broadband speed per customer to 7.5 Mbps

Bezeq CEO Avi Gabbay: "Customers continued to choose Bezeq in the first quarter of 2012, with 10,000 new subscribers for our Internet services and 150,000 customers who upgraded their surfing speeds.  This comes even in a quarter where the impact of recent regulatory changes was at its most severe."

Revenues in the first quarter of 2012 amounted to NIS 1.20 billion compared with NIS 1.18 billion in the corresponding quarter, an increase of 1.8%. The increase is based on, among other things, an increase in revenues from Internet and data services of 9.7% to NIS 541 million compared with the corresponding quarter. This increase stemmed primarily from upgrading of surfing speeds, which increased by 56% compared with the corresponding quarter, bringing the average up to 7.5 Mbps.

Operating profit in the first quarter of 2012 amounted to NIS 539 million compared with NIS 211 million in the corresponding quarter, an increase of 155.5%. EBITDA in the first quarter of 2012 amounted to NIS 717 million (EBITDA margin of 59.8%) compared with NIS 373 million (EBITDA margin of 31.7%) in the corresponding quarter, an increase of 92.2%.  Net profit in the first quarter of 2012 amounted to NIS 348 million compared with NIS 123 million in the corresponding quarter, an increase of 182.9%.

Bezeq's operating profit, EBITDA and net profit in the first quarter of 2011 were negatively impacted by a provision of NIS 281.5 million for employee retirement.

Cash flow from operating activities in the first quarter of 2012 amounted to NIS 651 million compared with NIS 419 million in the corresponding quarter, an increase of 55.4%, and stemmed from changes in working capital.

Bezeq Fixed-line operations consolidated Bezeq's status as Israeli's leader in Internet services, with the number of subscribers rising 3.9% compared with the corresponding quarter and numbering 1.12 million at the end of the quarter. This includes 10,000 new Internet subscribers who signed up during the quarter. Average revenue per user (ARPU) from Bezeq’s broadband Internet in the first quarter was NIS 84 per month, an increase of 6.3% compared with the corresponding quarter, driven mainly by bandwidth upgrades.

The number of access lines at the end of the first quarter of 2012 was 2.37 million, an increase of 0.4% compared with the corresponding quarter. Average monthly revenue per line was NIS 74, compared with NIS 79 in the corresponding quarter.

BEZEQ GROUP REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS    PAGE | 4

Bezeq Fixed-Line	Q1 2012	Q1 2011	Change
	(NIS millions)

Revenues	1,199	1,178	1.8%
Operating profit	539	211	155.5%
EBITDA	717	373	92.2%
EBITDA margin	59.8%	31.7%
Net profit 1	348	123	182.9%
Cash flows from operating activities	651	419	55.4%
Payments for investments, net	223	247	(9.7)%
Free cash flow 2	428	287	49.1%
Number of active subscriber lines (end of period, in thousands) 3	2,368	2,358	0.4%
Average monthly revenue per line (NIS) 4	74	79	(6.3)%
Number of outgoing usage minutes (millions)	2,359	2,521	(6.4)%
Number of incoming usage minutes (millions)	1,543	1,577	(2.2)%
Churn rate (%) 5	3.1%	3.2%
Number of broadband internet subscribers (end of period, in thousands)	1,121	1,079	3.9%
Average monthly revenue per broadband internet subscriber (NIS)	84	79	6.3%
Average broadband speed per subscriber (end of period, Mbps)	7.5	4.8	56.3%

1 Excluding share in profits/losses of equity-accounted investees.

2 Free cash flow is defined as cash flows from operating activities less net payments for investments.

3 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).

4 Not including revenues from data communications and transmissions services, internet services, services to communications providers, and contract and other services. Based on average subscribers for the period.

5 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

BEZEQ GROUP REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS    PAGE | 5

Pelephone Results

•	Revenues in the first quarter of 2012 amounted to NIS 1.24 billion compared with NIS 1.45 billion in the corresponding quarter due to erosion of tariffs and a decrease in the number of handsets sold

•	Revenues from data, content and value added services grew by 8.5% and amounted to NIS 307 million representing 39.6% of Pelephone's revenues from cellular services

Gil Sharon, CEO of Pelephone: "Pelephone delivered good operating performance compared with the fourth quarter of 2011, although compared with the year ago quarter we clearly are feeling the effects of the regulatory changes and the new competition, which caused an erosion in Pelephone’s profitability. Despite the ongoing erosion of air-time tariffs, compared to the sequential quarter, Pelephone posted stable revenues, an increase of 1.9% in operating profit, and an increase of 5.9% in net profit. EBITDA remained stable at 32.3% of total revenues.  We have continued our streamlining efforts in recent months and are preparing for increased competition in the industry, and have recently launched our innovative ‘unlimited’ packages in response to market trends."

Total revenues in the first quarter of 2012 amounted to NIS 1.24 billion compared with NIS 1.45 billion in the corresponding quarter, a decrease of 14.2%.

Revenues from services in the first quarter of 2012 amounted to NIS 834 million compared with NIS 949 million in the corresponding quarter, a decrease of 12.1%. The decrease stemmed primarily from tariff erosion as a result of more intense competition and from the transition to multi-minute and SMS packages.

Revenues from data, content services and value added services (VAS) in the first quarter of 2012 amounted to NIS 307 million representing 39.6% of Pelephone's revenues from cellular services, compared with NIS 283 million in the corresponding quarter, an increase of 8.5%.

Revenues from handsets in the first quarter of 2012 amounted to NIS 410 million compared with NIS 501 million in the corresponding quarter, a decrease of 18.2%. The decrease stemmed from a reduction in the number of handsets sold compared with the corresponding quarter.

Operating profit in the first quarter of 2012 amounted to NIS 267 million compared with NIS 399 million, a decrease of 33.1%. EBITDA in the first quarter of 2012 amounted to NIS 402 million (EBITDA margin of 32.3%), compared with NIS 539 million in the corresponding quarter (EBITDA margin of 37.2%), a decrease of 25.4%.  Net profit in the first quarter of 2012 amounted to NIS 216 million compared with NIS 310 million in the corresponding quarter, a decrease of 30.3%. The decrease in Pelephone’s profitability metrics stemmed primarily from increased competition in the past year, which contributed to lower segment revenues.

Cash flow from operating activities in the first quarter of 2012 amounted to NIS 294 million compared with NIS 308 million in the corresponding quarter, a decrease of 4.5%.

Total Pelephone subscribers on March 31, 2012 numbered 2.876 million, compared with 2.861 million on March 31, 2011. During the current quarter, 29,000 new net subscribers joined Pelephone. The increase in the number of subscribers in the quarter is attributable to the increase in prepaid subscribers, partially offset by a decrease in postpaid subscribers.

BEZEQ GROUP REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS    PAGE | 6

Average monthly revenue per user (ARPU) in the first quarter of 2012 was NIS 97, compared with NIS 110 in the corresponding quarter.

Average monthly minutes of use per customer (MOU) increased in the first quarter of 2012 by 40 minutes to reach 399 minutes, compared with 359 minutes in the corresponding quarter. The increase in MOU is primarily related to the transition to multi-minute and SMS packages.

Pelephone	Q1 2012	Q1 2011	Change
	(NIS millions)

Total revenues	1,244	1,450	(14.2)%
Service revenues	834	949	(12.1)%
Equipment revenues	410	501	(18.2)%
Operating profit	267	399	(33.1)%
EBITDA	402	539	(25.4)%
EBITDA margin	32.3%	37.2%
Net profit	216	310	(30.3)%
Cash flows from operating activities	294	308	(4.5)%
Payments for investments, net	115	133	(13.5)%
Free cash flow 1	179	175	2.3%
Total subscribers (end of period, in thousands) 2, 6	2,876	2,861	0.5%
Average revenue per user (ARPU, NIS) 3, 6	97	110	(11.8)%
Average monthly minutes of use per subscriber (MOU) 4, 6	399	359	11.1%
VAS revenues as % of total cellular service revenues	39.6%	32.1%
Churn rate 5, 6	3.9%	5.0%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

2 Subscriber data excludes inactive subscribers connected to Pelephone's services for six months or more. An inactive subscriber is one who in the past six months has not received or made at least one call or who has not paid for Pelephone's services.

3 Average monthly revenue per subscriber is calculated by dividing total revenue from cellular services, repair services and warranty in the period by average active subscribers in the same period.

4 Average monthly use per subscriber (in minutes) is calculated according to a monthly average of total outgoing and incoming minutes in the period, divided by the average total number of active subscribers in the same period.

5 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company's services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

6 In the 2011 report, due to the increased transition of subscribers to prepaid plans in the first months of the year, after reduction of the exit fees, Pelephone decided not to count as “active” subscribers those who made no calls during the fourth quarter. As a result, Pelephone deleted approximately 91,000 subscribers. They were deleted retroactively from each quarter in 2011 in which they were transferred to prepaid plans. Consequently, the subscriber data, ARPU, MOU and churn rate were retroactively adjusted in each quarter of 2011

BEZEQ GROUP REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS    PAGE | 7

Bezeq International Results

•
Bezeq International launched the submarine cable and Power NGN high-speed network, at the beginning of the first quarter and more than 50% of its customers are already surfing at speeds of 10 mbps or more

•	Revenues in the first quarter of 2012 grew by 1% to NIS 332 million compared with the corresponding quarter a year ago

Itzik Benbenisti, CEO of Bezeq International: "Bezeq International's success in Internet and ICT services was outstanding in the first quarter of 2012, which was characterized by regulatory changes and intense competition in its various areas of operation. The significant growth in Internet as well as in the recruitment of high speed internet customers on the submarine cable infrastructure, have resulted in more than 50% of Bezeq International's customers currently surfing at speeds of 10 Mbps or more. In addition, Bezeq International's consistent work and investment in ICT together with integration solutions and cloud computing for businesses have resulted in  accelerated growth in this field."

Revenues in the first quarter of 2012 amounted to NIS 332 million compared with NIS 329 million in the corresponding quarter, an increase of 1%.  Growth in sales of the company's Internet services on the submarine cable infrastructure and the new Internet network, which was launched at the beginning of the year, coupled with further growth in sales of ICT solutions, offset the ongoing erosion of revenues from international calls and from hubbing activities.

Operating profit in the first quarter of 2012 amounted to NIS 50 million compared with NIS 61 million in the corresponding quarter, a decrease of 19%.  Net profit in the first quarter of 2012 amounted to NIS 36 million compared with NIS 46 million in the corresponding quarter, a decrease of 22%. The decrease in operating profit and net profit stemmed primarily from an increase in the company's depreciation expenses as a result of investments in the submarine cable and additional investments in ICT.

EBITDA in the first quarter of 2012 amounted to NIS 84 million (EBITDA margin of 25.3%) compared with NIS 85 million (EBITDA margin of 25.8%) in the corresponding quarter, a decrease of 1%.

Cash flow from operating activities in the first quarter of 2012 amounted to NIS 58 million compared with NIS 42 million in the corresponding quarter, an increase of 39%. The increase stemmed mainly from an improvement in working capital.  Free cash flow in the first quarter of 2012 was negative at NIS 12 million, mainly due to the completion of the investment in the submarine cable from Israel to Europe.

BEZEQ GROUP REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS    PAGE | 8

Bezeq International	Q1 2012	Q1 2011	Change
	(NIS millions)

Revenues	332	329	0.9%
Operating profit	50	61	(18.5)%
EBITDA	84	85	(1.4)%
EBITDA margin	25.3%	25.8%
Net profit	36	46	(22.1)%
Cash flows from operating activities	58	42	39.1%
Payments for investments, net	71	46	54.3%
Free cash flow 1	(12)	(4)

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

BEZEQ GROUP REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS    PAGE | 9

yes Results

•	Revenues increased 2.8% to NIS 417 million in the first quarter of 2012

•	Subscribers in the first quarter of 2012 numbered 585 thousand, an increase of 5,400 compared with the corresponding quarter and a decrease of 1,400 compared with the prior quarter

Ron Eilon, CEO of yes: “Yes’ first quarter results reflect the competitive nature of the market for television services.  While we believe Yes offers consumers the best television services available in the market, Yes must contend with groups that offer combination communications packages where Yes is currently restricted from offering similar packages. It is clear that the regulatory environment is a factor, nevertheless, time after time yes is proving its ability to cope in a mature and constantly evolving market.  We are continuing to invest in our infrastructure, advanced services and original content, all aimed at further enhancing Yes’ capabilities and consumer value proposition.”

Revenues in the first quarter of 2012 amounted to NIS 417 million compared with NIS 406 million in the corresponding quarter, an increase of 2.8%.  The increase stemmed mainly from an increase in sales of advanced services such as VOD and yesMaxTotal.

Operating profit in the first quarter of 2012 amounted to NIS 52 million compared with NIS 61 million in the corresponding quarter, an increase of 15.9%.  EBITDA in the first quarter of 2012 amounted to NIS 118 million (EBITDA margin – 28.3%) compared with NIS 130 million (EBITDA margin – 32.0%) in the corresponding quarter, a decrease of 9.2%.    The decrease in operating profit and EBITDA stemmed from, inter alia, timing differences in advertising and marketing expenses.

Net loss in the first quarter of 2012 amounted to NIS 64 million compared with NIS 73 million in the corresponding quarter, an improvement of 13.0% mainly due to a decrease in financing expenses.

Profit before finance expenses to shareholders and taxes in the first quarter of 2012 amounted to NIS 23 million compared with NIS 20 million in the corresponding quarter, an increase of 10.3%.

Cash flow from operating activities in the first quarter of 2012 amounted to NIS 116 million compared with NIS 141 million in the corresponding quarter, a decrease of 18.0% primarily due to a reduction in supplier credit.  Free cash flow in the first quarter of 2012 amounted to NIS 60 million compared with NIS 70 million in the corresponding quarter, a decrease of 15.2%.

ARPU in the first quarter of 2012 amounted to NIS 237 compared with NIS 234 in the corresponding quarter, an increase of 1.3%.

BEZEQ GROUP REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS    PAGE | 10

yes	Q1 2012	Q1 2011	Change
	(NIS millions)

Revenues	417	406	2.8%
Operating profit	52	61	(15.9)%
EBITDA	118	130	(9.2)%
EBITDA margin	28.3%	32.0%
Net profit (loss)	(64)	(73)	13.0%
Cash flows from operating activities	116	141	(18.0)%
Payments for investments, net	56	71	(20.7)%
Free cash flow 1	60	70	(15.2)%
Number of subscribers (end of period, in thousands) 2	585	580	0.9%
Average revenue per user (ARPU, NIS) 3	237	234	1.3%

1 Free cash flow is defined as cash flows from operating activities less net  payments for investments.

2 Subscriber  – one household or small business customer. For a business customer with numerous intake points or decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

3 ARPU includes total yes revenues (content and equipment, premium channels, technical services, advanced services, one-time sales of content, revenue from channels, internet and others) divided by average subscribers for the period.

BEZEQ GROUP REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS    PAGE | 11

Conference Call & Web Cast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman and Mr. Alan Gelman, Bezeq Chief Financial Officer and Deputy CEO, on Wednesday, May 9, 2012, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0609
Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Tuesday, May 15, 2012. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5901
Israel Phone Number: 03-925-5901

BEZEQ GROUP REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS    PAGE | 12

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this presentation is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the presentation is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously.  No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS    PAGE | 13

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements

	Three months ended		Year ended
	March 31		December 31
	2012	2011	2011
	(unaudited)	(unaudited)	(audited)
	NIS million	NIS million	NIS million

Revenues	2,740	2,913	11,373

Operating expenses
Depreciation and amortization	358	335	1,395
Salaries	511	532	2,103
General and operating expenses	1,044	1,131	4,494
Other operating expenses (income), net	(23)	250	139
	1,890	2,248	8,131

Operating profit	850	665	3,242
Financing expenses (income)
Financing expenses	132	102	599
Financing income	(176)	(82)	(389)
Financing expenses (income), net	(44)	20	210

Profit after financing expenses, net	894	645	3,032
Share in losses of equity-accounted investees	58	65	216
Profit before income tax	836	580	2,816
Income tax	245	174	755
Profit for the period	591	406	2,061

Attributable to:
Owners of the Company	582	407	2,066
Non-controlling interests	9	(1)	(5)
Profit for the period	591	406	2,061

Earnings per share
Basic and diluted earnings per share	0.21	0.15	0.76

BEZEQ GROUP REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS    PAGE | 14

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets

	March 31, 2012	March 31, 2011	December 31, 2011
	(Unaudited)	(unaudited)	(audited)
Assets	NIS million	NIS million	NIS million
Cash and cash equivalents	1,473	681	1,352
Investments, including derivatives	1,297	20	946
Trade receivables	3,130	2,787	3,059
Other receivables	349	274	286
Inventory	225	246	204
Assets classified as held for sale	25	20	23
Total current assets	6,499	4,028	5,870

Investments, including derivatives	101	129	119
Trade and other receivables	1,442	1,299	1,499
Property, plant and equipment	6,102	5,773	6,022
Intangible assets	2,268	2,256	2,257
Deferred and other expenses	280	281	282
Investments in equity-accounted investees (mainly loans)	1,041	1,068	1,059
Deferred tax assets	188	299	223
Total non-current assets	11,422	11,105	11,461

Total assets	17,921	15,133	17,331

BEZEQ GROUP REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS    PAGE | 15

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (Continued)

	March 31, 2012	March 31, 2011	December 31, 2011
	(Unaudited)	(unaudited)	(audited)
Liabilities and equity	NIS million	NIS million	NIS million
Debentures, loans and borrowings	685	1,013	765
Trade payables	894	1,032	890
Other payables, including derivatives	892	1,042	792
Current tax liabilities	481	313	397
Deferred income	56	34	56
Provisions	181	260	186
Employee benefits	358	538	389
Dividend payable	982	984	971
Total current liabilities	4,529	5,216	4,446

Debentures	4,592	1,914	4,663
Loans	4,139	2,711	4,150
Employee benefits	229	267	229
Other liabilities	76	42	93
Provisions	69	69	69
Deferred tax liabilities	63	75	69
Dividend payable	935	1,827	924
Total non-current liabilities	10,103	6,905	10,197

Total liabilities	14,632	12,121	14,643

Equity
Total equity attributable to equity holders of the Company	3,246	2,970	2,650
Non-controlling interests	43	42	38
Total equity	3,289	3,012	2,688

Total liabilities and equity	17,921	15,133	17,331

BEZEQ GROUP REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS    PAGE | 16

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2012	2011	2011
	(unaudited)	(unaudited)	(audited)
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	591	406	2,061
Adjustments:
Depreciation	278	259	1,080
Amortization of intangible assets	73	70	287
Amortization of deferred and other expenses	7	6	28
Share in losses of equity-accounted investees	58	65	216
Financing (income) expenses, net	(1)	36	293
Capital gain, net	(24)	(44)	(181)
Share-based payments	20	43	167
Income tax expenses	245	174	755
Expenses (income) for derivatives, net	5	-	(19)

Change in inventory	(23)	(70)	(33)
Change in trade and other receivables	(80)	(321)	(756)
Change in trade and other payables	36	95	(131)
Change in provisions	(5)	9	(64)
Change in employee benefits	(31)	231	82
Change in deferred and other income	(18)	-	50
Net income tax paid	(133)	(184)	(649)
Net cash from operating activities	998	775	3,186

BEZEQ GROUP REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS    PAGE | 17

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Three months ended		Year ended
	March 31		December 31
	2012	2011	2011
	(unaudited)	(unaudited)	(audited)
	NIS million	NIS million	NIS million
Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(75)	(78)	(355)
Refund from the Ministry of Communications for frequencies	-	-	36
Proceeds from the sale of property, plant and equipment	47	187	230
Acquisition of financial assets held for trading	(1,100)	(8)	(2,859)
Proceeds from the sale of financial assets held for trading	750	-	1,967
Purchase of property, plant and equipment	(385)	(422)	(1,548)
Proceeds from disposal of investments and long-term loans	88	1	11
Acquisition of investments and long-term loans	(1)	(1)	(5)
Proceeds (payment) for derivatives	4	(11)	(5)
Dividends received	-	-	3
Interest received	4	3	34
Net cash used in investing activities	(668)	(329)	(2,491)

BEZEQ GROUP REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS    PAGE | 18

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Three months ended		Year ended
	March 31		December 31
	2012	2011	2011
	(unaudited)	(unaudited)	(audited)
	NIS million	NIS million	NIS million
Cash flows used in financing activities
Issue of debentures	-	-	3,092
Bank loans received	-	-	2,200
Repayment of debentures	(68)	(92)	(835)
Repayment of loans	(91)	(9)	(648)
Net short-term borrowing	-	(1)	(5)
Dividends paid	-	-	(3,155)
Interest paid	(46)	(32)	(377)
Payment for derivatives	-	-	(1)
Net dividends paid to non-controlling interests	(4)	-	-
Proceeds from exercise of options	-	4	21
Net cash from (used in) financing activities	(209)	(130)	292

Net increase in cash and cash equivalents	121	316	987
Cash and cash equivalents at the beginning of the period	1,352	365	365
Cash and cash equivalents at the end of the period	1,473	681	1,352

BEZEQ GROUP REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS    PAGE | 19